Exhibit 2.1

THIRD ADDENDUM

to the Share Purchase Agreement

regarding the acquisition of all shares in

DBT GmbH

Blackbird	Third Addendum to Share Purchase Agreement

THIRD ADDENDUM TO SPA

Preamble

A.	On December 16, 2006,

1.	RAG Coal International GmbH, formerly known as RAG Coal International Aktiengesellschaft, Rellinghauser Straße 1 – 11, 45128 Essen, a stock corporation organized under the laws of Germany, registered with the commercial register of the municipal court of Essen under HRB 12210 (the “Seller”); and

2.	DBT Holdings GmbH, Feldmühleplatz 1, 40545 Düsseldorf, a limited liability company organized under German law, registered with the commercial register of the municipal court of Düsseldorf under HRB 55323 (the “Purchaser”); and

3.	Bucyrus International, Inc., 1100 Milwaukee Ave, South Milwaukee, WI 53172-0500, USA, a corporation organized under the laws of Delaware (“Purchaser’s Guarantor”)

have entered into a Share Purchase Agreement (the “SPA”), as amended on February 22, 2007 (the “First Addendum”) and on May 3/4, 2007 (the “Second Addendum”), according to which the Purchaser has purchased all shares in DBT GmbH (as defined in the SPA) (the “Company”).

B.	The Closing occurred on May 4, 2007.

C.	All terms in capital letters used in this document shall have the same meaning as defined in the SPA, unless expressly otherwise provided for herein.

D.	Due to economic circumstances the Company intends to dismiss certain employees. The Company is expected to undertake to pay severance packages in an aggregate amount of between EUR 5,000,000 and EUR 6,000,000 of which Seller, in consideration of the parties entering into this Third Addendum, shall pay to the Company EUR 3,000,000 (the “Severance Obligation”, and the amount the “Severance Amount”). The Company would also be entitled to extraordinarily terminate the Collective Bargaining Agreement. The Purchaser, the Purchaser’s Guarantor and the Company are willing to refrain from terminating the Collective Bargaining Agreement until December 31, 2009 if the Severance Obligation will be borne by the Seller.

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E.	The Purchaser and Purchaser’s Guarantor are willing to give their consent to a sale and transfer effective on or after February 15, 2008 of fifty percent (50%) of the Consideration Shares to a third person nominated by the Seller in consultation with the Purchaser’s Guarantor in order to assure an orderly distribution to market.

Now, therefore, the Parties agree on the following third addendum (the “Third Addendum”) to the terms and conditions as set forth in the SPA:

1.	Obligations in Connection with Severance

1.1	The Purchaser and Purchaser’s Guarantor shall procure that the Company will not instruct Metall NRW, Verband der Metall- und Elektroindustrie Nordrhein-Westfalen e.V., to terminate the Collective Bargaining Agreement pursuant to Section 3 of the supplement agreement to the Collective Bargaining Agreement (Nachtragsvereinbarung zur Tarifvereinbarung vom 14. September 2006) dated December 14, 2006 prior to December 31, 2009.

1.2	The Seller shall pay to the Company in fulfillment of its obligation pursuant to Section 10.6 (ii) of the SPA an amount equal to the Severance Obligation. Such indemnification shall fall under and shall be deducted from the maximum amount of EUR 10,000,000 so that the maximum liability thereunder will be reduced accordingly.

2.	Sale of Consideration Shares / Reimbursement of Company

2.1	The Seller shall be entitled to sell and transfer 50% of the Consideration Shares in compliance with the Securities Act of 1933 to an individual or entity appointed by the Seller on or after February 15, 2008 and reasonably acceptable to the Purchaser’s Guarantor in order to assure an orderly distribution to the market (the “Share Purchase Third Party”). Section 15.4 (ii) (b) and (c) percentages shall be amended to read “25%”.

2.2	Purchaser hereby grants its consent to such sale and transfer pursuant to Section 15.4 of the SPA.

2.3	Seller shall determine the Share Purchase Third Party and submit contact details of the Share Purchase Third Party to the Purchaser’s Guarantor prior to initiation of the formal process for the sale and transfer of 50% of the Consideration Shares.

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2.4	Within 10 days of execution of this Third Addendum the Seller shall pay without delay to the Company an amount equal to the Severance Amount.

2.5	Upon receipt of the consideration for 50% of the Consideration Shares, the Seller shall pay to the Purchaser’s Guarantor without delay an amount not to exceed US$ 50,000 for costs incurred for legal, accounting and other fees and expenses associated with giving effect to the sale and transfer of 50% of the Consideration Shares.

3.	Confidentiality

The Parties shall keep this Third Addendum strictly confidential with the exception that each Party shall be entitled to disclose the terms and conditions of the Third Addendum if it is required by law.

4.	Notices

All notices and other communications shall be made in such form and to those persons as described in Section 19 of the SPA.

5.	Miscellaneous

5.1	Entire Agreement. This Third Addendum shall comprise the entire agreement between the Parties concerning the subject matter hereof and shall supersede and replace all prior oral and written declarations of intention made by the Parties in respect thereof.

5.2	Amendments. Any amendments to this Third Addendum (including amendments to this clause) shall be valid only if made in writing, unless mandatory law provides for stricter form requirements.

5.3	Interpretation. The headings in this Third Addendum are inserted for convenience only and shall not affect the interpretation of this Third Addendum. All words used in this Third Addendum will be construed to be of such number as the circumstances require. The word “including” shall not limit the preceding words or terms.

5.4	Reference to German Legal Terms. Any reference made in this Third Addendum to any types of companies or participations, proceedings, authorities or other bodies, rights, institutions, regulations or legal relationships (herein collectively referred to as the “Legal Terms”) under German law shall extend to any corresponding or identical Legal Terms under foreign law to the extent that relevant facts and circumstances must be assessed under such foreign law. Where no corresponding or identical Legal Terms under foreign law exist, such Legal Terms shall be introduced as come closest to the Legal Terms under German law.

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5.5	German Terms. If provisions in this Third Addendum include English terms with respect to which German terms have been inserted in brackets and/or italics immediately after the English term, the respective German terms alone rather than the English terms shall be authoritative for the interpretation of the respective provisions.

5.6	Assignment. Except as expressly set forth in this Third Addendum no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Third Addendum without the consent of each other Party.

5.7	Third Party Rights. Neither this Third Addendum nor any provision contained in this Third Addendum is intended to confer any rights or remedies upon any person or entity other than the Parties.

5.8	Set-off and Retention. Except as otherwise agreed between the Parties, no Party shall be entitled to set off (aufrechnen) or net (verrechnen) against any claims of any other Party under or in connection with this Third Addendum or to exercise any right of retention (Zurückbehaltungsrecht).

5.9	Governing Law. This Third Addendum shall be governed by, and be construed in accordance with, the laws of the Federal Republic of Germany, without regard to principles of conflicts of laws.

5.10	Arbitration. Any dispute, controversy or claim arising out of or in connection with this Third Addendum including the breach, termination or invalidity thereof shall be finally settled by binding arbitration by the Rules of Arbitration of the International Chamber of Commerce (“ICC Rules”) in effect at the time of such arbitration (except as such rules may be modified herein or by mutual agreement of the parties to such arbitration) by three arbitrators, each of them to be fluent in German and in English. Each Party shall nominate one arbitrator in accordance with the ICC Rules. The so nominated arbitrators shall appoint the third arbitrator who shall act as chairman. If the two party-appointed arbitrators fail to appoint the third arbitrator within a period of thirty (30) days as of the appointment of the second party-appointed arbitrator the third arbitrator shall be appointed by the International Center of Arbitration in accordance with the ICC Rules. The seat of the arbitration shall be London. The language of the arbitration shall be English, provided that the parties to the arbitration shall be allowed to submit documents in German or in English. For this Section 5.10 the Purchaser and Purchaser’s Guarantor shall be deemed to be one joint party.

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Blackbird	Third Addendum to Share Purchase Agreement

IN WITNESS WHEREOF, the parties have caused this Addendum to be executed by their duly authorized representatives on this 18th day of February 2008.

/s/ Thomas Altenbach
RAG Coal International GmbH

/s/ C. R. Mackus
DBT Holdings GmbH

/s/ C. R. Mackus
Bucyrus International, Inc.

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